FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a — 16 or 15d — 16 of
the Securities Exchange Act of 1934

For the month of September 2003

Acambis plc

(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure:

Acambis to collaborate with Cangene to develop West Nile hyperimmune
Statement re HIV smallpox vaccine study
Schedule 10: notification of major interests in shares (16 September)
Directorate change
Results for the second quarter and six months ended 30 June 2003
Schedule 10: notification of major interests in shares (18 September)

Acambis to collaborate with Cangene to develop West Nile hyperimmune
Statement re HIV smallpox vaccine study
Results for the second quarter and six months ended 30 June 2003
Chairman’s statement
Financial review
Results for the quarter and six months ended 30 June 2003
Group profit and loss account
Group statement of total recognised gains and losses
Group balance sheet
Reconciliation of movements in Group shareholders’ funds
Group cash flow statement
Analysis of net funds/(debt)
Reconciliation of operating profit/(loss) to net cash in/(out) flow from operating activities
SIGNATURE

Acambis to collaborate with Cangene to develop West Nile hyperimmune

Cambridge, UK and Cambridge, Massachusetts — 3 September 2003 — Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces that it has entered into a collaboration with Cangene Corporation (“Cangene”) (TSE: CNJ) to develop a hyperimmune globulin for prevention and treatment of West Nile virus disease.

The agreement brings together the vaccine Acambis is developing against West Nile, ChimeriVax-West Nile, and Cangene’s capability in the development and manufacture of hyperimmune products. Hyperimmune globulins are highly purified antibodies produced from human plasma. A hyperimmune globulin against West Nile can be used to treat people who have become infected with the virus and to give immediate protection to immunocompromised individuals, such as the elderly, whose immune systems may not be able to generate a sufficient immune response.

Acambis and Cangene will both participate in the development work for the West Nile hyperimmune globulin and share the costs of funding the project. Acambis will make available to Cangene its ChimeriVax-West Nile vaccine, which will be used to vaccinate Cangene’s plasma donors to generate the hyperimmune globulin against West Nile virus.

West Nile virus is a flavivirus transmitted by mosquitoes. It was first identified in North America in 1999 when an outbreak in New York City and four US States resulted in 62 cases and seven deaths. By the end of 2002, it had spread to a total of 44 US States, resulting in 4,156 diagnosed cases and the death of 284 people. The first human cases were also identified in five Canadian provinces and the virus spread south into Mexico.

Acambis has developed its vaccine using its proprietary ChimeriVaxTM technology and has recently filed an Investigational Drug Application with the US Food and Drug Administration to undertake a Phase I trial of its ChimeriVax-West Nile vaccine.

Dr John Brown, CEO of Acambis, commented:

“This collaboration is an ideal pairing of the West Nile vaccine that Acambis has developed with Cangene’s technology and considerable expertise in the generation of hyperimmune products. This is an interesting opportunity to explore the potential for a product against West Nile that complements the vaccine we are currently developing and could enable us to provide protection for as wide a range of people as possible.”

Dr John Langstaff, President and CEO of Cangene, said:

“West Nile spread across North America at an astonishing rate and has rapidly established itself as a public health concern. With operations in Manitoba and Ontario, we are acutely aware of the threat of mosquito-borne infections and we believe that hyperimmune technology is well suited to meet the challenge.”

-ends-

Enquiries:

Acambis plc Dr John Brown, Chief Executive Officer Gordon Cameron, Chief Financial Officer Tel: +1 (617) 761 4200 Lyndsay Wright, Director of Communications Tel: +44 (0) 1223 275 300	Cangene Corporation Jean Compton, Manager, Investor Relations Tel: +1 (905) 405 2900

Financial Dynamics David Yates/Jonathan Birt Tel: +44 (0) 20 7831 3113

Notes to editors:

Acambis plc

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis provides governments around the world with the full portfolio of related smallpox vaccine products required to protect their citizens against the threat of smallpox virus being used as a bioterrorist weapon. Acambis is establishing a travel vaccines franchise, including vaccines against yellow fever, Japanese encephalitis, dengue fever and typhoid. Acambis also has the most advanced vaccine in development targeting the West Nile virus, which has spread to over 40 US States in the last three years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on Nasdaq (ACAM). More information is available at www.acambis.com.

Cangene Corporation

Cangene is one of Canada’s largest biotechnology companies. Founded in 1984 in Mississauga, Cangene is headquartered in Winnipeg and carries on research and development activities in both cities. It uses patented manufacturing processes to produce plasma-derived and recombinant therapeutic proteins. The Company currently has two approved products and a significant clinical trial program including a Vaccinia immunoglobulin (VIG), two products nearing regulatory submission, and one that has been submitted for FDA review. Cangene is also expanding its contract research and manufacturing businesses using its drug-manufacturing expertise and the resources of Chesapeake Biological Laboratories, Inc. (a wholly-owned subsidiary). The Company’s internationally-compliant, ISO 9001-registered manufacturing facilities are located in Winnipeg, Manitoba and Baltimore, Maryland. Cangene’s website, www.cangene.com, includes product and investor information, including past news releases. Chesapeake’s website is www.cblinc.com .

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s Annual Report and Form 20-F for the most recently ended fiscal year, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Statement re HIV smallpox vaccine study

Cambridge, UK and Cambridge, Massachusetts — 12 September 2003 — Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) notes yesterday’s announcement by George Mason University (GMU) reporting preliminary findings from a study that indicate smallpox vaccination may confer a measurable degree of immunity to HIV infection.

Recognising that these are early data, Acambis considers these findings to be very interesting and that they warrant further investigation. Acambis has collaborated with GMU to review these data and is aware that these findings have been discussed with a number of key experts in this field. Discussions are ongoing with GMU concerning collaborative work to corroborate the data they have produced.

Acambis is recognised as the world’s leading producer of smallpox vaccines. It is supplying governments around the world with emergency-use stockpiles of a new second-generation smallpox vaccine to counter the threat of smallpox being used as a biological weapon.

-ends-

Enquiries:

Acambis plc Dr John Brown, Chief Executive Officer	Tel: +44 (0) 1223 275 300

Lyndsay Wright, Director of Communications Gordon Cameron, Chief Financial Officer	Tel: +1 (617) 761 4200

Financial Dynamics David Yates/Jonathan Birt	Tel: +44 (0) 20 7831 3113

Notes to editors:

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis provides governments around the world with the full portfolio of related smallpox vaccine products required to protect their citizens against the threat of smallpox virus being used as a bioterrorist weapon. Acambis is establishing a travel vaccines franchise, including vaccines against yellow fever, Japanese encephalitis, dengue fever and typhoid. Acambis also has the most advanced vaccine in development targeting the West Nile virus, which has spread to over 40 US States in the last three years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on Nasdaq (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s Annual Report and Form 20-F for the most recently ended fiscal year, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

SCHEDULE 10: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Name of company

Acambis plc

2.	Name of shareholder having a major interest

Barclays PLC

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

As above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

The legal entities holding these shares are as follows:

Barclays Private Bank and Trust Ltd 1,403 shares
Barclays Nikko Global Investors Ltd 388 shares
Barclays Life Assurance Co Ltd 276,369 shares
Barclays Global Investors Japan Trust & Banking 4,852 shares
Barclays Global Investors Australia Ltd 73,097 shares
Barclays Global Investors, N.A. 1,913,807 shares
Barclays Global Investors Ltd 3,956,128 shares

5.	Number of shares / amount of stock acquired

N/A

6.	Percentage of issued class

N/A

7.	Number of shares / amount of stock disposed

91,237

8.	Percentage of issued class

0.09%

9.	Class of security

Ordinary shares of 10p each

10.	Date of transaction

9 September 2003

11.	Date company informed

15 September 2003

12.	Total holding following this notification

6,226,044

13.	Total percentage holding of issued class following this notification

5.94%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

Elizabeth Brown tel: 01223 275300

16.	Name and signature of authorised company official responsible for making this notification

Elizabeth Brown, Company Secretary

Date of notification

15 September 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Board change

Cambridge, UK and Cambridge, Massachusetts — 16 September 2003 — The Board of Acambis plc (“Acambis” or “the Company”) (LSE: ACM, NASDAQ: ACAM), a leading developer and manufacturer of vaccines, announces today that Dr John Brown, Chief Executive Officer, is to step down from his role. Dr Brown has informed the Board that, after a tenure of nearly seven years as CEO, he believes it is an appropriate time for a new Chief Executive to continue the Company’s growth. Dr Brown is continuing to lead the Company while his successor is sought, the process for which has been initiated.

Commenting on the announcement, Dr Brown said:

“We have had extraordinary success at Acambis and, after nearly nine years with the Company, most of that time as Chief Executive Officer, it is time to pass the reins over to a new pair of hands. I am confident that I leave Acambis in the best shape it has ever been and, having thoroughly enjoyed my time with Acambis, I wish the Company and all of its employees every success in the future.”

Alan Smith, Chairman of Acambis, added:

“The Board wishes to place on record its immense gratitude to John for the significant contribution he has made to Acambis’ success. Under John’s leadership, the Company has grown from an early-stage research company into one of the leading biotechnology companies in Europe and one of the few that are profitable. John commands the utmost respect from the Board, his management team, our employees and peers in the industry. Understanding that he has spent a great deal of time travelling on company business in the past few years, the Board recognises his desire to base himself with his family in Scotland. We all wish him the best of success with his future plans.”

-ends-

Enquiries:

Acambis plc John Brown, Chief Executive Officer Lyndsay Wright, Director of Communications Gordon Cameron, Chief Financial Officer Financial Dynamics David Yates/Jonathan Birt	Today: +44 (0) 20 7831 3113 Thereafter: +44 (0) 1223 275 300 Today: +44 (0) 20 7831 3113 Thereafter: +1 (617) 761 4200 Tel: +44 (0) 20 7831 3113

Notes to editors:

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis provides governments around the world with the full portfolio of related smallpox vaccine products required to protect their citizens against the threat of smallpox virus being used as a bioterrorist weapon. Acambis is establishing a travel vaccines franchise, including vaccines against yellow fever, Japanese encephalitis, dengue fever and typhoid. Acambis also has the most advanced vaccine in development targeting the West Nile virus, which has spread to over 40 US States in the last three years. Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on Nasdaq (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s Annual Report and Form 20-F for the most recently ended fiscal year, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

EMBARGO: NOT FOR PUBLICATION OR BROADCAST
BEFORE 7.00 AM BST ON TUESDAY, 16 SEPTEMBER 2003

Results for the second quarter and six months ended 30 June 2003

Cambridge, UK and Cambridge, Massachusetts — 16 September 2003 — Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces its results for the second quarter and six months ended 30 June 2003 and provides an update on the business.

Key points

>	Strong financial results in first six months:
–	Revenue up to £82.3m (2002 — £12.9m)
–	Profit before tax of £20.6m (2002 — loss of £6.1m)
–	Cash and short-term investments increased to £86.8m (2002 — £28.2m)
>	Production of all 155 million doses of smallpox vaccine for the US Government completed
>	Positive results from ARILVAXTM Phase III paediatric trial
>	Acquisition of Berna Products Corporation to establish strategically important sales, promotion and distribution organisation for travel vaccine franchise in the US
>	IND submitted for Phase I trial of West Nile vaccine
>	Collaboration established with Cangene on West Nile treatment
>	IND submitted for trial of tetravalent dengue vaccine
>	Dr John Brown to step down as CEO (see separate news release)

	Six months		Three months
	ended 30 June		ended 30 June

	2003	2002	2003	2002

Revenue	£82.3m	£12.9m	£40.5m	£7.7m
Profit/(loss) before tax	£20.6m	£(6.1)m	£11.1m	£(3.3)m
Earnings/(loss) per share	18.2p	(6.5)p	9.5p	(3.5)p
Earnings/(loss) per ADR	$3.00	$(0.99)	$1.57	$(0.53)
Cash	£86.8m	£28.2m	£86.8m	£28.2m

Commenting on the results, Dr John Brown, Chief Executive Officer, said:

“This was a very positive first half from Acambis, with a strong set of financial results and completion of production of all 155 million doses of smallpox vaccine under our contract with the US Government. We have also made significant progress in our objective to achieve sustained profitability, through the strengthening of our smallpox franchise and the acquisition of a well-established distribution capability in the US for our travel vaccines as they come to market. With continuing good progress elsewhere in our research and development programmes, Acambis is well placed for future growth.”

-ends-

Enquiries:

Acambis plc Dr John Brown, Chief Executive Officer Lyndsay Wright, Director of Communications Gordon Cameron, Chief Financial Officer Financial Dynamics David Yates/Jonathan Birt	Today: +44 (0) 20 7831 3113 Thereafter: +44 (0) 1223 275 300 Today: +44 (0) 20 7831 3113 Thereafter: +1 (617) 761 4200 Tel: +44 (0) 20 7831 3113

Chairman’s statement

Overview

In March, we outlined our strategy for the development of Acambis as a sustainably profitable business, and we have made a number of significant steps in these key areas, including:

>	producing all 155 million doses of smallpox vaccine for the US Government;
>	establishing, through the acquisition of Berna Products Corporation (“BPC”) in August, a strategically important sales, promotion and distribution organisation in the US for our travel vaccine franchise;
>	submitting an Investigational New Drug (“IND”) application to the US Food and Drug Administration (“FDA”) for a Phase I trial of our ChimeriVax-West Nile vaccine; and
>	establishing a collaboration to develop a complementary West Nile treatment.

Board change

In a separate news release issued today, we have announced that Dr John Brown, Chief Executive Officer, is to step down from his role. The Board wishes to place on record its immense gratitude to John for the significant contribution he has made to Acambis’ success. Under John’s leadership, the Company has grown from an early-stage research company into one of the leading biotechnology companies in Europe and one of the few that are profitable. John commands the utmost respect from the Board, his management team, our employees and peers in the industry. Understanding that he has spent a great deal of time travelling on company business in the past few years, the Board recognises his desire to base himself with his family in Scotland. We all wish him the best of success with his future plans.

Smallpox vaccine update

US Government contracts

In August, we announced that we had completed the production all 155 million doses of ACAM2000 smallpox vaccine required under our principal contract with the US Centers for Disease Control and Prevention (“CDC”).

At the time of that statement, we had delivered over half of the 155 million doses to the US stockpile. We expect the balance of the doses will be delivered in the coming weeks.

In May, we announced that the US Government had decided to consolidate our two smallpox vaccine contracts, enabling us to focus resources on the ACAM2000 programme. At that time, the CDC indicated its intention to place orders for 54 million doses of ACAM2000 vaccine over the next 12 months. We expect to deliver approximately the first third of those in 2003, with the balance being delivered in 2004.

ACAM2000 trial results

Under the accelerated clinical trial programme, we have completed two Phase II trials with ACAM2000 and are now in discussions with the FDA to finalise the design of the Phase III trial. We expect to start the trial in Q4 2003. We aim to apply for FDA licensure in 2004.

Modified Vaccinia Ankara

We are continuing to make progress with our US National Institute of Allergy and Infectious Diseases (“NIAID”) contract to develop, test and manufacture a third-generation smallpox vaccine, Modified Vaccinia Ankara (“MVA”), a weakened form of the current generation of smallpox vaccines that should allow the safe inoculation of “at risk” people with weakened immune systems who would otherwise be unable to be vaccinated against smallpox. We recently responded to a Request for Information relating to the US Government’s planned 25 to 30 million-dose stockpile.

HIV

Recently, George Mason University (“GMU”) in Virginia, US reported preliminary findings from a study that indicate smallpox vaccination may confer a measurable degree of immunity to HIV infection. Recognising that these are early data, we consider these findings to be very interesting and to warrant further investigation. We have collaborated with GMU to review these data and are aware that these findings have been discussed with a number of key experts in the field. We are discussing with GMU collaborative work to corroborate the data they have produced.

Travel vaccine franchise

ARILVAXTM

We have completed the first-ever randomised, double-blind controlled Phase III paediatric clinical trial of a yellow fever vaccine. Although infants and children represent the principal population for yellow fever vaccination in endemic countries, a controlled clinical study of a yellow fever vaccine has never before been carried out in this group.

The study, conducted in Peru, investigated the safety and immunogenicity of ARILVAXTM, the yellow fever vaccine to which Acambis has US marketing rights. Ninety-five percent of the subjects vaccinated with ARILVAXTM generated a protective immune response with no serious adverse events.

A meeting is scheduled with the FDA in early October to discuss the package of information being provided to support the Biologics License Application (“BLA”).

Acquisition of Berna Products Corporation

In August, we announced the acquisition of Berna Products Corporation (“BPC”), a leading travel vaccines business in the key North American market.

With operating profits of $1.0m in 2002, BPC’s revenues today come from sales of Vivotif®, an oral typhoid vaccine for which it has exclusive North American sales and distribution rights. Manufactured by Berna Biotech AG (“Berna Biotech”), Vivotif® is licensed in over 50 countries around the world and is the only orally administered typhoid vaccine available. It has been registered and sold in the US since 1990 and in Canada since 1994.

BPC’s network of customers includes not only travel vaccine clinics and medical practitioners with travel medicine practices, but also universities, federal, state and county governments, international companies and the US army. It employs 13 people and has operations in Miami and Toronto.

BPC was established in 1990 by Berna Biotech and Andres Murai, currently President and Chief Executive Officer of BPC. In 2001, Mr Murai acquired Berna Biotech’s shareholding under a restructuring agreement, resulting in BPC being wholly owned by members of the Murai family. We have acquired 100% of BPC’s share capital for US$8.4m in cash and may pay up to an additional US$3.75m in milestones, subject to the achievement of key sales targets for Vivotif® and ARILVAXTM.

BPC’s expertise and existing relationships, structures and procedures provide Acambis with the infrastructure through which we will sell and distribute the travel vaccines we have in our pipeline. We will also be looking to acquire additional products to channel through this infrastructure.

We are delighted that Mr Murai is continuing in his position as President and Chief Executive Officer of BPC, and welcome him and his team to Acambis.

West Nile update

According to the US CDC, the number of cases of West Nile this year is higher than during the same period last year. In 2002, 44 US States were affected by the virus, resulting in 4,156 diagnosed cases and the death of 284 people. So far this year, 44 States have been affected, 3,370 cases have been diagnosed and 65 people have died.

We have submitted an IND application to the FDA for a Phase I trial of our ChimeriVax-West Nile vaccine. This 60-subject trial will explore the safety and immunogenicity of ChimeriVax-West Nile at three different dose levels, and, as with other ChimeriVax vaccine trials, will include a comparison with a yellow fever vaccine because this technology uses a yellow fever vaccine backbone.

Recently, we announced that we have entered into a collaboration with Cangene Corporation (“Cangene”) to develop a hyperimmune globulin against West Nile virus disease. Hyperimmune globulins are highly purified antibodies produced from human plasma. A hyperimmune globulin against West Nile could be used to treat people who have become infected with the virus and to give immediate protection to individuals, such as the elderly, whose immune systems may not be able to generate a sufficient immune response. This product would be complementary to our ChimeriVax-West Nile vaccine.

The agreement brings together our vaccine and Cangene’s capability in the development and manufacture of hyperimmune globulins. Acambis and Cangene will both participate in the development work for the West Nile hyperimmune globulin and share the costs of funding the project. We will make available to Cangene our ChimeriVax-West Nile vaccine, which will be used to vaccinate plasma donors to generate the hyperimmune globulin against West Nile virus, then Cangene will manufacture the product.

Other R&D highlights

The long-term future of Acambis depends upon maintaining a broad pipeline of products in development.

We have already completed two Phase II trials of our ChimeriVax-JE vaccine against Japanese encephalitis and are continuing a two-year clinical trial in Australia to investigate the duration of immunity, in addition to generating additional safety and immunogenicity data.

We have taken the strategic decision to bring manufacture of this product in-house to give us greater control over the process and timelines. For this, we are using the proprietary serum-free vero cell technology of our corporate partner, Baxter Healthcare Corporation (“Baxter”), and have transferred this technology to our Canton, Massachusetts facility. Manufacture of the vaccine, sufficient for Phase III clinical trial material and post-approval sales, is expected to be complete in the first half of next year. As this material has been manufactured differently from that used in previous clinical trials, we need to conduct a bridging trial to ensure that the vaccine produces safety and immunogenicity results equivalent to those already seen. We aim to start this trial around the middle of 2004 and to start the Phase III trial around the end of that year.

We recently submitted an IND to the FDA for a Phase I trial of our tetravalent (four-component) dengue vaccine, ChimeriVax-Dengue. This will be the first-ever clinical trial of a chimeric tetravalent dengue vaccine. As there are four dengue serotypes, a successful vaccine will need to protect against all four serotypes. This project is partnered with Aventis Pasteur.

We are also continuing to conduct a series of trials of the various components of our pentavalent (five-component) E. coli vaccine against travellers’ diarrhoea.

Financial review

The financial results for the three months (“Q2”) and six months (“H1”) ended 30 June 2003 are presented below. Unless otherwise stated, the comparative figures in parentheses relate to the equivalent period in 2002.

Trading results

Revenue for Q2 was £40.5m (2002 — £7.7m) and for H1 was £82.3m (2002 — £12.9m). The increase arose primarily from the 155 million-dose ACAM2000 contract with the CDC. Activity on this contract increased sharply in 2003 as we continued to manufacture vaccine for the US Government stockpile. Revenues relating to the delivery of the remaining vials of smallpox vaccine that had previously been expected in the second quarter of 2003 are now expected to arise in the third and fourth quarters of this year. During Q2 and H1 we also recorded income from sales of ACAM2000 smallpox vaccine to other foreign governments, the NIAID in respect of our MVA contract, Aventis Pasteur for our ChimeriVax-Dengue vaccine programme and the CDC on the ACAM1000 smallpox vaccine contract (which we announced on 8 May 2003 is being wound down and consolidated into the ACAM2000 contract).

Cost of sales in Q2 and H1, representing costs in relation to all of the above revenue excluding the ChimeriVax-Dengue programme, amounted to £24.8m and £49.7m respectively (2002 — £5.4m and £8.7m respectively), the sharp increase being directly attributable to the increase in ACAM2000 activity.

Expenditure on R&D in Q2 was £3.8m (2002 — £4.8m) and in H1 was £10.1m (2002 — £8.2m). The expenditure in Q2 is lower in 2003 following the completion in Q1 2003 of the field work relating to the ARILVAXTM 1,050-subject paediatric trial in Peru.

Administrative costs, including amortisation of goodwill, increased marginally in Q2 to £1.1m (2002 — £1.0m), H1 also increased marginally to £2.2m (2002 — £2.0m). Interest receivable increased to £0.4m for Q2 (2002 — £0.2m) and to £0.7m for H1 (2002 — £0.3m) as a result of higher average levels of cash held throughout the period. Interest payable was £0.3m for Q2 (2002 — £0.3m) and £0.5m for H1 (2002 — £0.6m). During Q2 and H1 exchange gains of £0.2m and £0.1m respectively were recorded (2002 — £0.3m and £0.2m respectively) as a result of the revaluation of the amounts outstanding under our US dollar-denominated overdraft facility for our ARILVAXTM programme.

The pre-tax profit for Q2 and H1 was £11.1m and £20.6m respectively (2002 — losses of £3.3m and £6.1m respectively). The improvement over 2002 was achieved primarily as a result of increased revenues under our ACAM2000 smallpox vaccine programme, which generated the associated higher profits.

During Q2 the Group recorded a tax charge of £1.2m (2002 — £nil). We expect that the tax losses available to be used within the Group will be fully utilised during 2003 and that the effective tax rate on our forecast 2003 profits will be between 10% and 15%.

Capital expenditure

Capital expenditure for Q2 was £2.2m (2002 — £1.6m) and for H1 was £3.4m (2002 — £4.5m) arising primarily from final works on the reactivation of the Canton manufacturing plant and costs to restructure office and laboratory space at our Cambridge, Massachusetts facility.

Balance sheet highlights

i)	Cash/debtors

Cash and short-term investments of the Group at 30 June 2003 amounted to £86.8m (31 December 2002 — £11.8m). The large increase in cash in the first six months of 2003 resulted primarily from the net cash receipts arising from further deliveries of smallpox vaccine to the CDC under the 155 million-dose ACAM2000 contract. Debtors (receivable within one year)

reduced to £15.2m at 30 June 2003 (31 December 2002 — £54.0m). We still expect to have over £125m in cash by the end of the year.

ii)	Stock/creditors: amounts falling due within one year

Stock held at 30 June 2003 amounted to £43.5m (31 December 2002 — £48.4m). This balance principally represented work-in-progress and finished goods in relation to work being carried out under the ACAM2000 contract. Since payments for certain stock items do not take place until after delivery of the vaccine stocks to the US Government, this results in a high level of trade creditors at £28.4m (31 December 2002 — £54.8m). The levels of both stock and trade creditors will reduce as we recognise revenue under the ACAM2000 contract.

Our adopted method for recognising revenue under the 155 million-dose ACAM2000 contract with the CDC, the percentage of cost-to-completion method, continues to give rise to a significant deferred income balance, representing the difference between invoices submitted and amounts recognised as revenue. At 30 June 2003, deferred income relating to this contract was £39.4m (31 December 2002 — £21.1m).

iii)	Lease financing and overdraft facilities

During 2003, and in accordance with the terms of the facility, we started to repay the interest accruing on the US dollar-denominated lease-financing facility secured via Baxter in December 2001 for the reactivation of our manufacturing plant. The balance on the facility at 30 June 2003 was £13.7m (31 December 2002 — £14.0m). The balance on the ARILVAXTM overdraft facility at 30 June 2003 was £4.2m (31 December 2002 — £4.3m).

Alan Smith
Chairman

This results statement was agreed by the Board of Directors on 15 September 2003.

Notes to editors:

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is able to provide governments around the world with the full portfolio of related smallpox vaccine products required to protect their citizens against the threat of smallpox virus being used as a bioterrorist weapon. Acambis is establishing a travel vaccines franchise, including vaccines against yellow fever, Japanese encephalitis, dengue fever and typhoid. Acambis also has the most advanced vaccine in development targeting the West Nile virus, which has spread to over 40 US States in the last four years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on Nasdaq (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s Annual Report and Form 20-F for the most recently ended fiscal year, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Results for the quarter and six months ended 30 June 2003

Group profit and loss account

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended	Year ended
	30 June 2003	30 June 2002	30 June 2003	30 June 2002	31 Dec 2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
	£m	£m	£m	£m	£m

Turnover	40.5	7.7	82.3	12.9	79.7
Cost of sales	(24.8)	(5.4)	(49.7)	(8.7)	(49.2)

Gross profit	15.7	2.3	32.6	4.2	30.5
Research and development costs	(3.8)	(4.8)	(10.1)	(8.2)	(16.5)
Administrative costs (including amortisation of goodwill)	(1.1)	(1.0)	(2.2)	(2.0)	(4.3)

Group operating profit/(loss) before exceptional items	10.8	(3.5)	20.3	(6.0)	9.7
Exceptional items:
Amounts written off fixed asset investment	—	—	—	—	(0.1)

Profit/(loss) on ordinary activities before finance charges	10.8	(3.5)	20.3	(6.0)	9.6

Interest receivable	0.4	0.2	0.7	0.3	0.7
Interest payable and similar charges	(0.3)	(0.3)	(0.5)	(0.6)	(1.2)
Exchange gain on foreign currency borrowings	0.2	0.3	0.1	0.2	0.5

Profit/(loss) on ordinary activities before taxation	11.1	(3.3)	20.6	(6.1)	9.6

Taxation	(1.2)	—	(2.1)	—	—

Profit/(loss) on ordinary activities after taxation (being retained profit/(loss) for the period)	9.9	(3.3)	18.5	(6.1)	9.6

Earnings/(loss) per ordinary share (basic, note 2)	9.5p	(3.5)p	18.2p	(6.5)p	10.0p

Earnings/(loss) per ADR (basic, note 3)	$1.57	$(0.53)	$3.00	$(0.99)	$1.61

Earnings/(loss) per ordinary share (diluted, notes 2 and 4)	9.2p	(3.5)p	17.7p	(6.5)p	9.7p

Group statement of total recognised gains and losses

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended	Year ended
	30 June 2003	30 June 2002	30 June 2003	30 June 2002	31 Dec 2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
	£m	£m	£m	£m	£m

Profit/(loss) for the period	9.9	(3.3)	18.5	(6.1)	9.6
(Loss)/gain on foreign currency translation	(2.3)	2.1	(0.5)	1.5	1.3

Total recognised gains and losses for the period	7.6	(1.2)	18.0	(4.6)	10.9

Results for the quarter and six months ended 30 June 2003

Group balance sheet

	As at	As at
	30 June 2003	31 Dec 2002
	(unaudited)	(audited)
	£m	£m

Fixed assets
Goodwill	13.0	13.6
Tangible assets	21.7	20.0
Other investments	1.1	1.1

	35.8	34.7

Current assets
Stock	43.5	48.4
Debtors: amounts receivable within one year	15.2	54.0
Debtors: amounts receivable after one year	4.6	4.9
Short-term investments	0.1	0.1
Cash at bank and in hand	86.7	11.7

	150.1	119.1

Creditors: amounts falling due within one year	(96.7)	(88.4)

Net current assets	53.4	30.7

Total assets less current liabilities	89.2	65.4

Creditors: amounts falling due after one year	(16.7)	(18.9)

Provisions for liabilities and charges
Investment in joint ventures:
- share of assets	0.9	0.9
- share of liabilities	(1.2)	(1.1)

	(0.3)	(0.2)

Net assets	72.2	46.3

Capital and reserves
Called-up share capital	10.5	9.9
Share premium account	95.1	87.8
Profit and loss account	(33.4)	(51.4)

Shareholders’ funds — all equity	72.2	46.3

Reconciliation of movements in Group shareholders’ funds

	As at	As at
	30 June 2003	31 Dec 2002
	(unaudited)	(audited)
	£m	£m

Retained profit for the period	18.5	9.6
(Loss)/gain on foreign currency exchange	(0.5)	1.3
New share capital subscribed	7.9	7.7

Net increase in shareholders’ funds	25.9	18.6
Opening shareholders’ funds	46.3	27.7

Closing shareholders’ funds	72.2	46.3

Results for the quarter and six months ended 30 June 2003

Group cash flow statement

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended	Year ended
	30 June 2003	30 June 2002	30 June 2003	30 June 2002	31 Dec 2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
	£m	£m	£m	£m	£m

Net cash in/(out) flow from operating activities	39.6	5.2	72.2	3.8	(6.2)

Returns on investments and servicing of finance
Interest received	0.5	0.2	0.7	0.3	0.7
Interest paid	(0.3)	—	(0.5)	—	(0.1)

Net cash inflow from returns on investments and servicing of finance	0.2	0.2	0.2	0.3	0.6

Taxation	(1.9)	—	(1.9)	—	0.1

Capital expenditure and financial investment
Purchase of tangible fixed assets	(2.2)	(1.6)	(3.4)	(4.5)	(11.5)

Net cash outflow from capital expenditure and financial investment	(2.2)	(1.6)	(3.4)	(4.5)	(11.5)

Net cash in/(out)flow before management of liquid resources and financing	35.7	3.8	67.1	(0.4)	(17.0)

Management of liquid resources	0.1	—	—	—	—

Financing
Net proceeds from issue of new shares:
— Baxter subscription	—	7.0	7.0	7.0	7.0
— Other	0.9	—	0.9	—	0.8

Net cash inflow from financing	0.9	7.0	7.9	7.0	7.8

Increase/(decrease) in cash for the period	36.7	10.8	75.0	6.6	(9.2)

Analysis of net funds/(debt)

			Exchange
	1 Jan 2003	Cash flow	movement	30 June 2003
	£m	£m	£m	£m

Cash	11.7	75.0	—	86.7
Liquid resources	0.1	—	—	0.1
Overdraft facility	(4.3)	—	0.1	(4.2)
Finance leases		(14.0)	0.3	(13.7)

Net funds/(debt)	(6.5)	75.0	0.4	68.9

Results for the quarter and six months ended 30 June 2003

Reconciliation of operating profit/(loss) to net cash in/(out) flow from operating activities

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended	Year ended
	30 June 2003	30 June 2002	30 June 2003	30 June 2002	31 Dec 2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
	£m	£m	£m	£m	£m

Operating profit/(loss)	10.8	(3.5)	20.3	(6.0)	9.7
Depreciation and amortisation	1.0	0.4	1.8	1.0	2.6
Decrease/(increase) in stock	5.2	(33.2)	3.9	(37.6)	(52.6)
Decrease/(increase) in debtors	24.5	3.0	46.0	(4.5)	(50.6)
(Decrease)/increase in creditors	(1.2)	37.4	0.5	49.4	82.0
Exchange differences on inter-company balances	1.1	(0.5)	(0.1)	—	1.3
Other	(1.8)	1.6	(0.2)	1.5	1.4

Net cash in/(out)flow from operating activities	39.6	5.2	72.2	3.8	(6.2)

Notes

1.   Basis of preparation

The financial information for the three and six months ended 30 June 2003 is unaudited, and has been prepared in accordance with the accounting policies set out in the Annual Report for the year ended 31 December 2002. The financial information for the three and six months ended 30 June 2002 is also unaudited. The financial information relating to the year ended 31 December 2002 does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. This has been extracted from the full report for that year which has been filed with the Registrar of Companies. The report of the auditors on these accounts was unqualified. The Board approved the financial statements for the year ended 31 December 2002 on 27 March 2003. The statutory accounts for the year ended 31 December 2002 along with the Notice of Annual General Meeting was sent to shareholders on 8 April 2003. The 2003 Annual General Meeting at which the statutory accounts for the year ended 31 December 2002 were laid was held on 13 May 2003.

2.   Earnings/(loss) per ordinary share (basic)

The basic earnings per ordinary share for the three and six months ended 30 June 2003 is based on a Group profit of £9.9 million and £18.5 million respectively (2002 — loss of £3.3 million and £6.1 million respectively, December 2002 — profit of £9.6 million). This has been calculated on the weighted average ordinary shares in issue and ranking for dividend during the period of 104,324,067 and 101,808,239 for the three and six months ended 30 June 2003 (2002 — 94,528,671 and 93,805,295; December 2002 — 96,101,507).

3.   Earnings/(loss) per ADR (basic)

Each American Depository Receipt (“ADR”) represents 10 ordinary shares. The basic earnings/(loss) per ADR is calculated by multiplying the earnings/(loss) per ordinary share by a factor of 10 and then multiplying by the prevailing US dollar exchange rate at the end of the relevant period. The exchange rates used are 1.6502, 1.5258 and 1.6095 for 30 June 2003, 30 June 2002 and 31 December 2002 respectively.

4.   Earnings/(loss) per ordinary share (diluted)

Diluted earnings per ordinary share for the three and six months ended 30 June 2003 is based on the weighted average number of ordinary shares outstanding of 107,617,548 and 104,740,325 respectively (December 2002 — 98,976,882) after adjusting for the effect of all dilutive potential ordinary shares. Basic and diluted earnings per ordinary share were the same for the three and six months ended 30 June 2002 as the Company was loss-making during this period.

Independent review report to Acambis plc

Introduction

We have been instructed by the company to review the financial information which comprises the Group profit and loss account, the Group statement of total recognised gains and losses, the Group balance sheet, the reconciliation of movements in Group shareholders’ funds, the Group cash flow statement, the analysis of net funds, the reconciliation of operating profit to net cash flow from operating activities and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

PricewaterhouseCoopers LLP
Chartered Accountants
Cambridge
15 September 2003

SCHEDULE 10: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Name of company

Acambis plc

2.	Name of shareholder having a major interest

Barclays PLC

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

As above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

The legal entities holding these shares are as follows:

Barclays Private Bank and Trust Ltd 1,403 shares
Barclays Nikko Global Investors Ltd 388 shares
Barclays Life Assurance Co Ltd 276,369 shares
Barclays Global Investors Japan Trust & Banking 4,852 shares
Barclays Global Investors Australia Ltd 73,097 shares
Barclays Global Investors, N.A. 1,937,154 shares
Barclays Global Investors Ltd 4,004,171 shares

5.	Number of shares / amount of stock acquired

71,390

6.	Percentage of issued class

0.07%

7.	Number of shares / amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

Ordinary shares of 10p each

10.	Date of transaction

11 September 2003

11.	Date company informed

17 September 2003

12.	Total holding following this notification

6,297,434

13.	Total percentage holding of issued class following this notification

6.01%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

Elizabeth Brown tel: 01223 275300

16.	Name and signature of authorised company official responsible for making this notification

Elizabeth Brown, Company Secretary

Date of notification

18 September 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 19 September 2003	ACAMBIS PLC

	By:	/s/ Lyndsay Wright Name: Lyndsay Wright Title: Director of Communications